EXHIBIT 99.54

News Release, regarding appointment of Dr. Felix Baker to the Board of Directors, announced April 27, 2004

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES NEW APPOINTMENT TO BOARD OF DIRECTORS

For Immediate Release:

April 27, 2004

Vancouver, British Columbia - AnorMED Inc. announced today that Dr. Felix Baker, Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC, has been appointed to AnorMED's Board of Directors.

"We are very pleased that Felix Baker has joined our Board.  We believe his experience in the biopharmaceutical industry will be valuable as we advance AMD070, our HIV drug candidate into Phase II trials, and AMD3100, our stem cell transplant drug candidate into Phase III trials and toward commercialization," stated Dr. Michael Abrams, AnorMED's President and CEO.

Dr. Baker has extensive experience in business and finance having co-founded a biotechnology investing partnership, Baker Brothers Investments and Baker/Tisch Investments, in 1994, which has grown into one of the largest private sources of capital focused on publicly traded life sciences companies. Dr. Baker received his Ph.D. in Immunology and a B.S. in Biology with honors from Stanford University. He currently serves as a member of the Board of Seattle Genetics, Neurogen, Inc., ConjuChem Inc., and Trimeris, Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery and development of new small molecule therapeutics for the treatment of cancer and HIV.  The Company has four clinical products in development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases.  Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation and hold an end of Phase II meeting with the FDA. The Company also plans to initiate a Phase Ib/IIa trial for AMD070 in HIV patients. Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

For further information:

Elisabeth Whiting, M.Sc.

Senior Director, Corporate Development

& Communications

Office : (604) 532-4667

Direct : (604) 763-4682

e-mail: ewhiting@anormed.com